United States

Securities and Exchange Commission

Washington, D.C. 20549

Terminating Amendment No. 2

Schedule 13D

Under the Securities Exchange Act of 1934

Petlife Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71639B 105

(CUSIP Number)

Elite International Partners, Inc., 8233 Roxbury, Los Angeles, CA 90069

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. [  ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71639B 105	Page 2 of 6 Pages

(1) Names of reporting persons:	Elite International Partners, Inc.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization	Nevada
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	644,000 Common
(8) Shared voting power	0
(9) Sole dispositive power	644,000 Common
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	644,000 Common
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	X
(13) Percent of class represented by amount in Row (11)	1.6% Common
(14) Type of reporting person (see instructions)	CO

CUSIP No. 71639B 105	Page 3 of 6 Pages

(1) Names of reporting persons:	Richard H. Langley
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power
(8) Shared voting power	644,000 Common
(9) Sole dispositive power
(10) Shared dispositive power	644,000 Common
(11) Aggregate amount beneficially owned by each reporting person	644,000 Common
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	X
(13) Percent of class represented by amount in Row (11)	1.6% Common
(14) Type of reporting person (see instructions)	IN

CUSIP No. 71639B 105	Page 4 of 6 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the acquisition of shares of Common Stock (the “Shares”) of Petlife Pharmaceuticals, Inc., whose principal executive offices are located at 38 West Main Street Hancock, MD 21750.

Item 2. Identity and Background.

Elite International Partners, Inc. is a corporation formed in Nevada whose business address is 8233 Roxbury, Los Angeles, CA 90069. Richard H. Langley is a United States citizen and the sole shareholder of Elite. Accordingly, Mr. Langley may be deemed to be the beneficial owner of shares held by Elite International Partners, Inc. During the last five years, neither Elite International Partners, Inc. nor any of its officers or directors, nor Richard H. Langley or any of their affiliates have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or that found any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Shares in consideration for cash paid out of the company’s working capital and for services rendered to Petlife Pharmaceuticals, Inc..

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes. The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

a.	On June 1, 2015 Richard Langley entered into a consulting agreement pursuant to which he was entitled to have issued 6,000,000 shares of common stock.

b.	On February 1, 2017 Richard Langley entered into two stock purchase agreements which assigned the right to have a total of 5,350,000 shares issued to two accredited investors. On March 3, 2017 the shares were issued and delivered to the Investors.

c.	On February 23, 2017, Richard Langley assigned the right to have 500,000 shares issued to Elite and the shares were issued to Elite.

d.	During the past 60 days the Reporting Person sold on the open market the following shares for the proceeds set forth below:

CUSIP No. 71639B 105	Page 5 of 6 Pages

6/16/2017	10,000	$1,832.00
6/14/2017	10,000	$1,736.00
5/9/2017	5,000	$825.66
5/8/2017	10,000	$1,679.41
5/5/2017	10,000	$1,688.96
5/4/2017	10,000	$1,688.96
5/3//2017	10,000	$1,698.51
5/2/2017	10,000	$1,784.45
5/1/2017	10,000	$1,784.45
4/28/2017	10,000	$1,688.96
4/25/2017	2,500	$579.98
4/24/2017	5,000	$1,244.89
4/21/2017	5,000	$1,259.70
4/20/2017	5,000	$1,354.71
4/19/2017	5,000	$1,380.97
4/18/2017	5,000	$1,380.97
4/17/2017	5,000	$1,380.97

As a result of these transactions, the reporting person currently holds 644,000. Such shares aggregate approximately 1.6% of the projected issued and outstanding shares

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 1, 2017 the reporting person entered into two Stock Purchase Agreements and transferred the right to have a total of 5,350,000 shares issued to two accredited investors.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 71639B 105	Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 25, 2017

Elite International Partners, Inc.

/s/ Richard H. Langley
Richard H. Langley, President